Exhibit 99.1

LIZHI Provides Update on Its Status under the Holding Foreign Companies Accountable Act

GUANGZHOU, May 5, 2022 /GLOBE NEWSWIRE/—LIZHI INC. (“LIZHI” or the “Company” or “We”) (NASDAQ: LIZI), an audio-based social and entertainment platform, today provides an update on its status under the Holding Foreign Companies Accountable Act (the “HFCAA”).

On May 4, 2022, in connection with its implementation of the HFCAA, the U.S. Securities and Exchange Commission (the “SEC”) provisionally named the Company as a Commission-Identified Issuer, following the Company’s filing of its annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on April 27, 2022.

The Company understands that the SEC made such identification pursuant to the HFCAA and its implementation rules issued thereunder. This indicates that the SEC has determined that the Company has retained a registered public accounting firm, which cannot be inspected or investigated completely by the Public Company Accounting Oversight Board of the United States (the “PCAOB”) to issue the audit opinion for the Company’s financial statements for the fiscal year ended December 31, 2021.

In accordance with the HFCAA, the securities of a company will be delisted from a U.S. stock exchange if such company has been identified by the SEC for three consecutive years due to PCAOB’s inability to inspect or investigate the registered public accounting firm completely.

The Company’s American depositary shares, each representing 20 Class A ordinary shares, have been listed on the Nasdaq Global Market under the symbol “LIZI” since January 17, 2020.

The Company will continue to monitor market developments and evaluate all strategic options.

About LIZHI INC.

LIZHI INC. has created a comprehensive audio-based social ecosystem with a global presence. The Company aims to cater to users’ interests in audio entertainment and social networking through its product portfolios. LIZHI INC. envisions an audio ecosystem where everyone can be connected and interact through voices. LIZHI INC. has been listed on Nasdaq since January 2020.

For more information, please visit: http://ir.lizhi.fm.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86-(20) 3866-4265

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com

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